FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2009

Commission File Number   000-51016

EXETER RESOURCE CORPORATION

Suite 1260, 999 West Hastings Street
Vancouver, B.C., Canada
V6C 2W2
604.688.9592

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)

November 16, 2009	By: /s/ Cecil Bond Cecil Bond Chief Financial Officer

EXHIBIT INDEX

99.1	Interim Consolidated Financial Statements For The Nine Months Ended September 30, 2009
99.2	Management’s Discussion and Analysis For The Nine Months Ended September 30, 2009
99.3	Certification of Chief Executive Officer
99.4	Certification of Chief Financial Officer

EXHIBIT 99.1

Interim Consolidated Financial Statements

For The Nine Months Ended

September 30, 2009

Exeter Resource Corporation
Consolidated Balance Sheets (Expressed in Thousands of Canadian Dollars)
(Unaudited)

		September 30, 2009	December 31, 2008
Assets			(audited)

Current
Cash and cash equivalents		$31,957	$19,113
Accounts receivable and prepaid expenses		788	660
		32,745	19,773

Property and equipment		401	370
Mineral properties and deferred costs	(Note 4)	3,354	3,354
		$36,500	$23,497

Liabilities

Current
Accounts payable and accrued liabilities		$2,112	$2,545
Due to related parties	(Note 9)	58	278
		2,170	2,823

Shareholders’ Equity

Share capital	(Note 5)	117,638	89,356
Contributed surplus	(Note 8)	17,816	11,822
Deficit		(101,124)	(80,504)
		34,330	20,674
		$36,500	$23,497

Subsequent Event (Note 12)

2

Exeter Resource Corporation
Consolidated Statements of Operations and Comprehensive Loss (Expressed in Thousands of Canadian Dollars, Except Share Data)
For the period ended September 30, 2009 (Unaudited)

	Three Months ended			Nine Months ended
	September 30,			September 30,
	2009		2008	2009	2008
Income
Interest income		$135	$211	$388	$549

Expenses
Accounting and audit		27	36	99	122
Administration salaries and consulting	(Note 6)	332	370	1,042	999
Amortization		21	17	62	48
Directors’ fees	(Note 6)	176	7	1,675	1,500
Foreign exchange loss / (gain)		(90)	29	(86)	48
Legal fees		64	11	168	83
Management fees	(Note 6)	634	316	2,943	1,764
Mineral property exploration expenditures	(Note 4)	3,990	5,822	13,833	16,332
Office and miscellaneous		78	102	240	290
Shareholder communications	(Note 6)	216	89	616	318
Stock exchange and transfer agent		4	20	107	243
Travel and promotion		74	112	309	515
		5,526	6,931	21,008	22,262

Net loss and comprehensive loss for the period		$5,391	$6,720	$20,620	$21,713

Deficit at beginning of period		95,733	66,854	80,504	51,861

Deficit at end of period		$101,124	$73,574	$101,124	$73,574

Basic & diluted loss per common share		$(0.09)	$(0.14)	$(0.35)	$(0.48)
Weighted average number of common shares outstanding	62,519,490		47,022,004	59,745,001	45,176,619

3

Exeter Resource Corporation
Consolidated Statements of Cash Flow (Expressed in Thousands of Canadian Dollars)
For the period ended September 30, 2009 (Unaudited)

		Three months ended		Nine months ended
		September 30		September 30
		2009	2008	2009	2008
Operating Activities
Net loss for the period		$(5,391)	$(6,720)	$(20,620)	$(21,713)
Adjustments
Amortization		41	36	101	92
Gain on sale of property and equipment		(11)	-	(11)	-
Stock based compensation		1,464	462	6,022	3,791
		(3,897)	(6,222)	(14,508)	(17,830)

Changes in non-cash working capital items
Other receivables and prepaid expenses		(139)	130	(128)	24
Accounts payable and accrued liabilities		484	954	(433)	1,428
Due to related parties		1	4	(220)	122
		(3,551)	(5,134)	(15,289)	(16,256)

Financing Activities
Issue of share capital for cash	(Note 5)	1,219	38	30,565	36,566
Share issue costs		-	-	(2,311)	(2,673)
		1,219	38	28,254	33,893
Investing Activities
Acquisition of property and equipment		(124)	(104)	(132)	(243)
Proceeds on sale of property and equipment		11	-	11	-
		(113)	(104)	(121)	(243)

Net (decrease) increase in cash and cash equivalents		(2,445)	(5,200)	12,844	17,394
Cash and cash equivalents – beginning of period		34,402	31,316	19,113	8,722

Cash and cash equivalents – end of period		$31,957	$26,116	$31,957	$26,116

4

Notes to the Interim Consolidated Financial Statements

Nine Months ended September 30, 2009

(Expressed in Thousands of Canadian Dollars, Except Share Data)

(Unaudited)

1.	Nature of Business and Continuing Operations

Exeter Resource Corporation (the “Company”) is an exploration stage company incorporated under the laws of British Columbia, Canada and together with its subsidiaries, is engaged in the acquisition and exploration of mineral properties located in Argentina and Chile.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral properties are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of such properties, and the profitable production from or disposition of such properties.

Certain prior period amounts in these interim consolidated financial statements have been reclassified to conform to the current year presentation.

2.	Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles and, except as noted below, follow the same accounting policies and methods of their application as the Company’s consolidated financial statements for the year ended December 31, 2008, without all the note disclosures required for audited financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

3.	Changes in accounting policies and new accounting developments

a)	Goodwill and Intangible Assets, Section 3064

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The Company adopted the new standard effective January 1, 2009 and there was no significant impact on the financial statements.

b)	Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA issued EIC 173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. This EIC provides guidance on the impact of equity and counterparty credit risk when determining the fair value of financial assets and liabilities including derivative instruments. The Company adopted this EIC effective January 1, 2009. The adoption of the EIC did not have a significant impact on the Company’s financial statements.

c)	Mining Exploration Costs

In March 2009, the CICA issued EIC 174 “Mining Exploration Costs”. This EIC provides guidance on accounting for and impairment of exploration costs. The Company adopted this EIC effective March 1, 2009. As the Company’s policy is to expense early stage exploration expenditures, application of this EIC does not have an impact on the financial statements.

5

Notes to the Interim Consolidated Financial Statements

Nine Months ended September 30, 2009

(Expressed in Thousands of Canadian Dollars, Except Share Data)

(Unaudited)

4.	Mineral Properties - Deferred Acquisition and Exploration Costs

(a)	Deferred Acquisition Costs
Don Sixto and Other	$ 3,226
CVSA Properties	128
Balance as at September 30, 2009 and December 31, 2008	$ 3,354

(b)	Exploration Costs
	CVSA Properties	Chilean Properties	Don Sixto and Other	Nine Months ended September 30
				2009	2008
Assays	$ 280	$ 263	$ 44	$ 587	$ 1,019
Consultants and contractors	59	66	-	125	139
Drilling	1,941	2,440	-	4,381	5,168
Engineering	68	147	-	215	16
Environmental	120	100	10	230	166
Field camp	447	1,102	16	1,565	1,347
Geological **	535	1,035	13	1,583	2,015
IVA tax	747	789	(474)*	1,062	1,870
Legal and title	49	141	46	236	268
Metallurgical **	28	349	-	377	37
Office operations	353	175	42	570	716
Resource development	231	1	-	232	-
Travel	460	340	39	839	1,199
Wages and benefits **	935	815	81	1,831	2,372
Exploration costs	$ 6,253	$ 7,763	$ (183)	$ 13,833	$ 16,332
Cumulative exploration costs	$ 28,716	$ 19,393	$ 19,556	$ 67,665	$ 48,197
*	During the nine month period ended September 30, 2009 the Company recovered IVA in the amount of approximately $511.
**	Includes stock based compensation cost as reflected below:
				Nine Months ended September 30
	CVSA Properties	Chilean Properties	Don Sixto Project and Other	2009	2008
Geological	$ 130	$ 512	$ -	$ 642	$ 515
Metallurgical	-	74	-	74	-
Wages and benefits	218	71	9	298	49
Total	$ 348	$ 657	$ 9	$ 1,014	$ 564

6

Notes to the Interim Consolidated Financial Statements

Nine Months ended September 30, 2009

(Expressed in Thousands of Canadian Dollars, Except Share Data)

(Unaudited)

5.	Share Capital

The authorized share capital of the Company is 100,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

	September 30, 2009		December 31, 2008
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of year	50,200,423	$89,356	41,226,487	$55,249
Issued during the period/year for:
Cash – equity financing	12,075,000	28,980	7,780,000	35,010
– options	697,400	1,300	802,275	860
– warrants	118,506	285	250,000	750
Bonus Shares	-	-	141,661	502
Contributed surplus allocated	-	852	-	338
Share issue costs	-	(3,135)	-	(3,353)
Balance, end of period	63,091,329	$117,638	50,200,423	$89,356

In February 2009, the Company completed a bought deal equity financing in which it sold 12,075,000 shares at a price of $2.40 to raise gross proceeds of $29.0 million. The offering closed on February 26, 2009. As consideration to the underwriters, the Company paid the underwriters a cash fee in an amount equal to six and one-half percent (6.5%) of the gross proceeds received by the Company from the offering and incurred other share issue costs of $426. The Company also issued to the underwriters 784,875 non-transferable warrants (“Warrants”) constituting six and one-half percent (6.5%) of the aggregate number shares sold pursuant to the offering. Each Warrant will be exercisable for a period of twelve (12) months at the offering price of $2.40. The fair value of the Warrants calculated using the Black-Scholes Model, of $824 has been allocated to contributed surplus and added to share issue costs.

In addition, during the nine months ended September 30, 2009, the Company issued 697,400 shares pursuant to the exercise of options with exercise prices ranging from $1.20 to $3.02 per share for a total consideration of $1,300. The Company also issued 118,506 shares at a share price of $2.40 per share pursuant to the exercise of Warrants for a total consideration of $285.

6.	Stock Option Plan

The Company has adopted an incentive stock option plan (the “Plan”), the essential elements of which are as follows: The aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the Plan, which was amended and approved by shareholders on May 26, 2009, may not exceed 12,488,684. Options granted under the Plan may have a maximum term of five years. Unless adjusted pursuant to TSX-V policies, the exercise price of options granted under the Plan will not be less than the discounted market price of the shares (defined as the last closing market price of the Company’s shares immediately preceding the grant date, less the maximum discount permitted by TSX Venture Exchange (“TSX-V”)), or such other price as may be agreed to by the Company and accepted by the TSX-V. Options granted under the Plan are generally exercisable immediately following the grant, however certain options may be subject to vesting at times as determined by the directors of the Company and the TSX-V.

7

Notes to the Interim Consolidated Financial Statements

Nine Months ended September 30, 2009

(Expressed in Thousands of Canadian Dollars, Except Share Data)

(Unaudited)

6.	Stock Option Plan (Continued)

The following is a summary of the status of the Plan at September 30, 2009 and December 31, 2008:

	September 30, 2009		December 31, 2008
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Options outstanding, beginning of period/year	8,885,000	$2.50	7,223,275	$2.40
Forfeited/cancelled/expired	(1,616,000)	2.46	(220,000)	3.93
Granted	3,225,000	3.32	2,684,000	2.41
Exercised	(697,400)	1.86	(802,275)	1.07
Options outstanding, end of period/year	9,796,600	$2.45	8,885,000	$2.50

The following table summarizes information about the stock options outstanding at September 30, 2009.

Range of Prices ($)	Outstanding	Vested	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price
1.01 - 2.00	3,796,600	3,321,600	2.63	$1.49
2.01 - 3.00	3,710,000	3,615,000	3.32	$2.75
3.01 - 4.00	1,910,000	1,075,000	2.93	$3.26
4.01 – 6.00	380,000	-	4.99	$5.05
	9,796,600	8,011,600	3.04	$2.45

Stock-based Compensation

The fair values of options vested during the three months ended September 30, 2009 was estimated at the grant date, cliff vest date or measurement date (Shareholder approval date) using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected annual volatility	84.92%
Risk-free interest rate	1.54%
Expected life	3-3.5 years
Expected dividend yield	0.0%

Stock-based compensation recognized on stock options and warrants exercised during the quarter, totalling $662 was allocated from contributed surplus. Total stock-based compensation recognized on options granted or vesting totalled $1,464 for the quarter. During the nine- month period ended September 30, 2009, the Company re-priced 750,000 options from a weighted average exercise price of $3.79 to $1.51 and 1,350,000 options with a weighted average exercise price of $4.11 to $2.85. The impact of the re-pricing is included in stock-based compensation for the period.

8

Notes to the Interim Consolidated Financial Statements

Nine Months ended September 30, 2009

(Expressed in Thousands of Canadian Dollars, Except Share Data)

(Unaudited)

6.	Stock Option Plan (Continued)

Stock based compensation has been allocated as follows:

	Three Months ended September 30		Nine Months ended September 30
	2009	2008	2009	2008
Administration salaries and consulting	$ 175	$ 159	$ 593	$ 376
Management fees	440	125	2,580	1,364
Directors’ fees	176	-	1,662	1,478
Shareholder communications	101	-	173	9
Mineral property exploration expenditures	572	178	1,014	564
Total	$ 1,464	$ 462	$ 6,022	$ 3,791

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares. Changes in input assumptions can materially affect the fair value estimate, and, therefore, these models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

7.	Warrants

At September 30, 2009 the Company had outstanding share purchase warrants exercisable to acquire 666,369 shares as follows:

Number	Exercise Price	Expiry Date
666,369	$2.40	February 26, 2010

*during the period 118,506 warrants were exercised.

At December 31, 2008 the Company had outstanding share purchase warrants exercisable to acquire 505,700 shares as follows:

Number	Exercise Price	Expiry Date
505,700	$4.50	March 26, 2009*

*expired unexercised.

8.	Contributed Surplus

	September 30, 2009	December 31, 2008
Balance, beginning of year	$11,822	$7,234
Stock-based compensation	6,022	4,598
Warrants	824	681
Bonus Shares	-	(353)
Contributed surplus allocated	(852)	(338)
Balance, end of period / year	$17,816	$11,822

9

Notes to the Interim Consolidated Financial Statements

Nine Months ended September 30, 2009

(Expressed in Thousands of Canadian Dollars, Except Share Data)

(Unaudited)

9.	Related Party Transactions

Amounts due to related parties of $58 at September 30, 2009 (December 31, 2008 - $278) is for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business.

During the nine months ended September 30, 2009 a total of $1,060 (September 30, 2008 - $1,269) was paid or accrued for related party transactions as described below:

a)	Exploration and consulting fees totalling $370 which included a bonus of $100 (2008 - $270) were paid or accrued to a corporation of which the President and CEO of the Company is a principal.

b)	Exploration fees of $192 (2008 - $207) were paid or accrued to a corporation controlled by the Vice-President, Exploration and Development.

c)	Management fees of $238 which included a bonus of $100 (2008 - $120) were paid to a corporation controlled by the Chairman of the Company.

d)	Management fees of $260 which included a bonus of $100 (2008 - $211) were paid or accrued to a corporation controlled by the Chief Financial Officer of the Company.

During the nine months ended September 30, 2009 the Company received $35 (2008 - $Nil) for administrative support fees from a corporation with common directors.

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties.

10.	Contractual Obligations

The Company leases offices in Vancouver, Argentina and Chile and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant. Other financial commitments are summarized in the table below:

	Payments Due by Period
	Total	2009	2010-2011
Office leases	$157	$27	$130
Property access agreements	159	21	138
Total	$316	$48	$268

In addition, the Company has agreed to build two houses for the original owners of the Don Sixto property at an estimated cost of approximately $75.

10

Notes to the Interim Consolidated Financial Statements

Nine Months ended September 30, 2009

(Expressed in Thousands of Canadian Dollars, Except Share Data)

(Unaudited)

11.	Segmented Information

The Company’s activities are all in the one industry segment of mineral property acquisition, exploration and development. Following is a summary of assets and liabilities by geographical segment:

September 30, 2009	Canada	Argentina	Chile	Total
Cash and cash equivalents	$ 31,367	$ 430	$ 160	$ 31,957
Amounts receivable and prepaid expenses	567	107	114	788
Property and equipment	85	100	216	401
Mineral properties	-	3,354	-	3,354
	32,019	3,991	490	36,500
Current Liabilities	(499)	(1,551)	(120)	(2,170)
	$ 31,520	$ 2,440	$ 370	$ 34,330

Net loss - 3 months ended September 30, 2009	$ 1,378	$ 2,515	$ 1,498	$ 5,391
Net loss - 9 months ended September 30, 2009	$ 6,701	$ 6,250	$ 7,669	$ 20,620
December 31, 2008	Canada	Argentina	Chile	Total
Cash and cash equivalents	$ 18,314	$ 414	$ 385	$ 19,113
Amounts receivable and prepaid expenses	224	55	381	660
Property and equipment	91	86	193	370
Mineral properties	-	3,354	-	3,354
	18,629	3,909	959	23,497
Current Liabilities	(823)	(1,532)	(468)	(2,823)
	$ 17,806	$ 2,377	$ 491	$ 20,674
Net loss - 3 months ended September 30, 2008	$ 1,034	$ 4,568	$ 1,118	$ 6,720
Net loss - 9 months ended September 30, 2008	$ 5,469	$ 11,022	$ 5,222	$ 21,713

11

Notes to the Interim Consolidated Financial Statements

Nine Months ended September 30, 2009

(Expressed in Thousands of Canadian Dollars, Except Share Data)

(Unaudited)

12.	Subsequent Event

Subsequent to September 30, 2009, the Company entered into a syndicated overnight marketed public offering in which it has offered to sell up to 9,832,500 shares (including an overallotment option of 15%) at a price of $5.85 per share to raise gross proceeds of $57.5 million. The offering is expected to close in late November 2009. As consideration to the underwriters, the Company has agreed to pay a cash fee in an amount equal to five percent (5.0%) of the gross proceeds received by the Company from the offering. The Company has also agreed to issue to the underwriters non-transferable warrants (“Underwriters’ Warrants”) constituting three percent (3.0%) of the aggregate number of shares sold pursuant to the offering. Each Underwriters’ Warrant will be exercisable for a period of twelve (12) months at a price of $6.00.

12

EXHIBIT 99.2

Management’s Discussion and Analysis

For The Nine Months Ended

September 30, 2009

Management’s Discussion and Analysis

November 12, 2009

In this document: (i) unless the content otherwise requires, references to “our”, “us”, “its”, “the Company” or “Exeter” mean Exeter Resource Corporation and its subsidiaries; (ii) information is provided as of September 30, 2009, unless otherwise stated; (iii) all references to monetary amounts are to Canadian dollars, unless otherwise stated; and (iv) “$” refers to Canadian Dollars and “US$” refers to US dollars.

Forward Looking Statements

This management discussion and analysis (“MD&A”) contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, as amended, including the Company’s belief as to the timing of its drilling and exploration programs and exploration results. These forward-looking statements appear in a number of different places in this document and can be identified by words and phrases such as, but not limited to, “estimates”, “plans”, “is expected”, or variations of such words or phrases, or statements that certain activities, events or results “may”, “would” or “could” occur. While the Company has based these forward-looking statements on its expectations about future events as at the date that this document was prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, amongst others, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include those set out under “Risks” below. Although the Company has attempted to identify important risk factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other risk factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. All statements are made as of the date of this MD&A and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Notes to U.S. Investors

Caution on forward-looking statements

This MD&A contains certain forward-looking statements concerning anticipated developments in Exeter’s operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements are set forth principally under the heading “Outlook” and elsewhere in the MD&A and may include statements regarding exploration results and budgets; mineral reserve and resource estimates; work programs; capital expenditures; timelines; strategic plans; market price of precious and basemetals; or other statements that are not statement of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of Exeter may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. Exeter’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Exeter does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from Exeter’s expectations include uncertainties involved in disputes and litigation; fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals and other risks and uncertainties disclosed in Exeter’s Annual Information Form for the year ended December 31, 2008, filed with the Canadian securities regulatory authorities, Exeter’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by Exeter and filed with the appropriate regulatory agencies.

Cautionary note concerning reserve and resource estimates

This MD&A and other information released by Exeter uses the terms “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in press releases by the Company in the past and in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC, and reserves reported by Exeter in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.

U.S. investors are urged to consider closely the disclosure contained in our annual report on Form 40-F. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Report on Operations

Third Quarter 2009

During the third quarter the Company released an updated National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) compliant inferred mineral resources estimate for its Caspiche gold-copper Project in the Maricunga region of Chile. The inferred mineral resources estimate totals 19.6 million ounces gold, 4.84 billion pounds of copper, and 40 million ounces of silver, or 32.4 million gold equivalent ounces (refer to September 14, 2009 and October 20, 2009 news releases and the Caspiche Project description in this MD&A for further information).

Drilling on the Caspiche Project ceased in May with the onset of winter, however, the Company recently recommenced drilling in October and plans to continue that program through to May 2010. The program includes drilling to further expand the resource, in-fill drilling of the highest grade area to “indicated resource” status, and infrastructure, metallurgical, engineering and environmental studies. The Company has budgeted C$14.5 million to conduct this program from September 2009 through to September 2010.

Drilling on the Company’s Cerro Moro Project in Argentina continued throughout the third quarter targeting the known vein systems. A number of the results have now been released from second and third quarter drilling. This targeted in-fill drilling program is designed to better define the size of the known vein system and to move some of the resources from the inferred into the indicated category. Management expects to release an updated resource estimate in the second quarter of 2010.

Second Quarter 2009

During the second quarter of 2009, the Company released a NI 43-101 compliant inferred mineral resources estimate for its Cerro Moro Project in Santa Cruz, Argentina. The inferred mineral resource estimate totals 646,000 ounces gold equivalent*, at a grade of 18 grams per tonne (“g/t”) gold equivalent* (0.52 ounces per ton). Of the 646,000 ounces gold equivalent*, 518,000 ounces gold equivalent are at a grade of 34 g/t gold equivalent (0.99 ounces per ton) (See Cerro Moro and CVSA Properties – Patagonia in this MD&A and news release dated July 8, 2009 for further details).

First Quarter 2009

Despite the global economic crisis, the Company completed an equity capital raising of $29.0 million through the issuance of 12,075,000 common shares issued at a price of $2.40 per share. The Company paid the underwriters a six and one-half percent (6.5%) cash commission and issued 784,875 brokers warrants, each exercisable to acquire one common share at $2.40 until February 26, 2010.

In early March 2009, the Company entered into a strategic agreement with Fomento Minera de Santa Cruz Sociedad del Estado (“Fomicruz”), the provincial mining company in Santa Cruz Province Argentina. This strategic alliance represents a significant step forward for the future exploration of the Cerro Moro project as current data suggests that the high grade Escondida vein system may continue onto the Fomicruz tenements that are covered in the agreement.

The Company has two principal projects – the Caspiche project in the Maricunga region of Northern Chile, and the Cerro Moro project in Patagonia, Argentina. A brief summary of the Company’s principal projects appear below.

CHILE

Caspiche Project

Northern Chile - Maricunga

In 2005, the Company entered into an agreement with Minera Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. (“Anglo American”) with respect to seven properties in the Maricunga region of Chile. The terms of the agreement provided for increasing annual drilling and exploration commitments over five years, and the phased reversion of five properties to Anglo American which has occurred. Exeter has satisfied its obligations under the agreement to date and spent more than its required minimum expenditures of US$2.5 million, including completing more than 15,500 metres (“m”) of required drilling which will allow it to exercise its option to acquire a 100% interest in the properties at any time before the end of the agreement term. Anglo American will retain a 3% net smelter returns royalty (“NSR”) from production from the property and Anglo American has the right to buy the property back if it is not put into production within 10 years from the date that the Company exercises its option. In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a Chilean company.

All hard copy data received from Anglo American was digitized, and the satellite (Aster) imagery for the area secured, prior to the commencement of field work in November 2005. Magnetic data acquired for Caspiche has been reprocessed to delineate targets for epithermal gold mineralization. Exploration, including geochemical sampling and prospecting was conducted through the field season in early 2006. This work resulted in early reversion of five of the seven properties to Anglo American and allowed Exeter to focus on the two most favourable properties, jointly referred to as the Caspiche project. Previously, exploration by Newcrest Mining led to the discovery and subsequent drilling of the upper levels of a copper-gold porphyry system at Caspiche.

The Caspiche project is located in a prolific region of gold porphyry deposits, 15 kilometres (“km”) (10 miles) southeast of Kinross Gold’s Maricunga open pit mine (formerly known as the Refugio mine) and 11 km (7 miles) north of Barrick Gold – Kinross Gold’s Cerro Casale project.

On October 19, 2009, the Company released its updated NI 43-101 compliant resources estimate for the Caspiche project. The table below reflects the initial resources estimate at Caspiche using drill hole data to the end of the 2008-2009 drill season.

Table 1: Caspiche inferred mineral resource estimate 2008/09 season

Material	AMEC Gold Equivalent Cut-off*	Million metric tons	Gold (g/t)	Gold (million ounces)	Silver (g/t)	Silver (million ounces)	Copper (%)	Copper (billion pounds)	EXETER Gold Equivalent (g/t)**	EXETER Gold Equivalent (million ounces)**
Oxide	0.2	100	0.50	1.6	1.01	3			0.5	1.7
Sulphide	0.3	1,017	0.55	18.0	1.14	37	0.22	4.84	0.94	30.7
Totals		1,117	0.55	19.6	1.12	40			0.90	32.4

Table 2 Caspiche inferred mineral resource estimate showing the higher cut-off for the sulphide material

Material	AMEC Gold Equivalent Cut-off*	Million metric tons	Gold (g/t)	Gold (million ounces)	Silver (g/t)	Silver (million ounces)	Copper (%)	Copper (billion pounds)	EXETER Gold Equivalent (g/t)**	EXETER Gold Equivalent (million ounces)**
Sulphide	0.9	499	0.78	12.5	1.39	22	0.3	3.30	1.31	21.1

*AMEC chose to report the contained inferred resource above a Au equivalent cutoff. For this they used prices of US$825/oz for Au and $2.07/lb for Cu. The formula used to calculate Au equivalents is Au(g/t) + Cu (%) * (Cu Price [$/lb]/Au Price [$/oz]) * (Rec Cu/Rec Au)*0.06857*10000. Where Rec = % recovery and 0.06857 = conversion g*lb/oz. Au and Cu are the block kriged Au and Cu grades. Projected metallurgical recoveries were 75% and 85% for Au and Cu respectively in sulphide material and 50% for Au in the oxide zone. Recoveries are based on benchmarking of similar deposits.

**Gold (“Au”) equivalence for copper (“Cu”) and silver (“Ag”) was calculated by Exeter using assumed metal prices of US$800/ounce (“oz”) for Au, US$12/oz for Ag and US$2/pound (“lb”) for Cu. The formula to calculate Au equivalence for Cu was pounds of Cu multiplied by 2 and divided by 800; Au equivalence for Ag was calculated using the formula oz of Ag multiplied by 12 and divided by 800, and in both cases assumes 100% recovery. Reported grades and metric tons have been rounded (see news release NR 9-19 dated September 14, 2009).

The Company received an independent technical report, with an effective date of October 19, 2009, compliant with NI 43-101, for the Caspiche project prepared by Todd Wakefield, M.AusIMM and Rodrigo Alves Marinho, CPG-AIPG, both independent and Qualified Persons (“QPs”) under NI 43-101. The report is available for viewing on SEDAR at www.sedar.com.

ARGENTINA

Cerro Moro and CVSA Properties – Patagonia

Acquisition terms

In January 2004, the Company announced that it had secured an option from Cerro Vanguardia Sociedad Anomina (“CVSA”) to acquire all of CVSA’s exploration projects (the “CVSA Properties”) which were divided into four project areas (“Projects”), except those surrounding the Cerro Vanguardia gold mine, in Patagonia, Argentina. CVSA is owned 92.5% by AngloGold Ashanti Ltd. and 7.5% by Fomicruz. The four Projects comprise Cerro Moro, other Santa Cruz properties, Chubut properties, and the Rio Negro properties.

Under the option agreement, Exeter paid CVSA US$100,000 for the right to earn a 100% interest in the CVSA Properties. In order to earn its interest in the CVSA Properties, Exeter must spend US$3.0 million within five years, including completing 8,000 m of drilling. CVSA also has a back in right to a 60% interest in a Project following the completion of 10,000 m of drilling on that Project, by paying Exeter 2.5 times its expenditures on that Project and by paying for all the project costs to the completion of a bankable feasibility study. CVSA can increase its interest in a Project to 70%, by financing Exeter’s share of mine development costs, at industry standard terms. Should CVSA elect not to back into a Project, its interest will revert to a 2% NSR in that Project.

At the end of 2006, Exeter had met the obligation to incur total aggregate expenditures of US$3.0 million and had completed 12,000 m of drilling, and in early 2007 notified CVSA that it was exercising the option to acquire the CVSA Properties subject to their back-in right. On August 2, 2007, Exeter notified CVSA that it had completed 10,000 m of drilling at Cerro Moro and provided them with a report containing exploration results in early September. In October 2007, CVSA advised the Company that it had elected not to exercise the back-in right and its interest reverted to a 2% NSR on the Cerro Moro Project.

On March 3, 2009, the Company announced that it had entered into a definitive agreement with Fomicruz (the “Fomicruz Agreement”). The Fomicruz Agreement sets out the key terms for Fomicruz’s participation in the potential future development of Exeter’s 100 percent owned Cerro Moro Project in Santa Cruz, and provides access to Fomicruz’s significant landholding adjacent to Cerro Moro. The details of the Fomicruz Agreement are as follows:

(i)	Fomicruz will acquire a 5 percent interest in the Company’s Cerro Moro Project;
(ii)

The Company will have the right to earn up to an 80 percent interest in 691 square kilometre (“sq km”) of Fomicruz’s exploration properties adjoining the Cerro Moro Project by incurring US$10 million in exploration expenditures over a number of years;

(iii)

The Company will finance all exploration and development costs of the Cerro Moro Project, and on the Fomicruz properties, and Fomicruz will repay an agreed amount of those costs from 50 percent of its share of net revenue from future operations; and

(iv)	The Company will manage the exploration and potential future development on the properties.

As of September 30, 2009 neither the Company nor Fomicruz had satisfied the requirements to earn an interest in the other’s property.

On July 8, 2009, the Company released a NI 43-101 compliant resources estimate for its Cerro Moro Project. The inferred mineral resource estimate totals 646,000 ounces gold equivalent*, at a grade of 18 g/t gold equivalent* (0.52 ounces per ton).

Inferred Mineral Resource for Escondida, Esperanza and Gabriela. These figures are based on the Escondida zone lower grade option (2 g/t gold cut-off grade) and the Esperanza / Gabriela zones utilising a 150 g/t silver cut-off.

Zone	Metric tons	Gold (g/t)	Silver (g/t)	Gold Equivalent Grade* (g/t)	Gold (ounces)	Silver (ounces)	Gold Equivalent Ounces*
Esperanza/ Gabriela	617,000	2.4	285	6	47,000	5,647,000	127,000
Escondida	481,000	21.0	878	34	324,000	13,579,000	518,000

Total	1,098,000	10.5	545	18	371,000	19,227,000	646,000

Inferred Mineral Resource for Escondida based on the high grade option (4 g/t gold cut-off grade).

Zone	Metric tons	Gold (g/t)	Silver (g/t)	Gold Equivalent Grade* (g/t)	Gold (ounces)	Silver (ounces)	Gold Equivalent Ounces*
Escondida	353,000	26.1	1,080	42	297,000	12,260,000	472,000

Total	353,000	26.1	1,080	42	297,000	12,260,000	472,000

*Gold equivalent grade is calculated by dividing the silver assay result by 70, adding it to the gold value and assuming 100% metallurgical recovery.

See news release dated July 8, 2009 for further detail.

The Company received an independent technical report, with an effective date of September 18, 2009, compliant with NI 43-101, for the Cerro Moro project prepared by Christopher John Bargmann, FGS (CGeol), MAusIMM, Pr.Sci.Nat, Simon Charles Dominy, FGS (CGeol), FAusIMM (CP), MIMM (CEng) and Ian Malcolm Platten FGS (CGeol), all independent and Qualified Persons (“QPs”) under NI 43-101. The report is available for viewing on SEDAR at www.sedar.com.

Property Description

The remaining CVSA Properties are grouped into three main project areas, of which Cerro Moro, now 100% owned by the Company subject to a 2% NSR, was the most advanced at the time of acquisition.

A number of the properties considered to be low priority targets were returned to CVSA in 2005 and in 2006. Additional properties have been acquired around projects considered to have good potential for discoveries. Following the acquisition of Cerro Moro by the Company in October 2007, a total of 17 tenements covering 496 sq km in three provinces remain subject to the agreement. Prospecting and geochemical surveys have been conducted on many of the Santa Cruz, and Chubut properties. Given the favourable mining regime in Santa Cruz, the Company is focusing its attention on Cerro Moro. When market conditions improve, it plans to conduct further work on the Cerro Puntudo and Verde projects, all situated in Santa Cruz Province. Other properties in Santa Cruz Province covered by the agreement include the Calandria and Azul properties.

Don Sixto (La Cabeza) – Mendoza

Exeter ceased exploration at Don Sixto following the Mendoza Provincial Government’s anti-mining legislation enacted in June 2007. The legislation banning the use of certain chemicals traditionally used in the mining process effectively precludes the development of mining projects in Mendoza Province. The Company deferred all exploration and independent engineering studies in Mendoza and filed an action in the Mendoza Supreme Court to have this anti-mining legislation declared unconstitutional. Should the Company not be successful in its constitutional challenge or the anti-mining legislation not be amended, the carrying value of the Don Sixto project may not be recoverable requiring the Company to write-off its entire investment of $3.2 million. The Company continues to work with all levels of government, industry and unions to demonstrate that the Don Sixto project, if viable, could be developed responsibly and that it would provide important economic and social benefits to the community and to the Province.

On February 20, 2008, the Company re-filed a NI 43-101 compliant technical report for the Don Sixto Project prepared by Arnold van der Heyden, B.Sc. Geo., an independent QP under NI 43-101. The report can be viewed on SEDAR at www.sedar.com.

Purchase of Surface Rights

The Company purchased the 8,000 hectare property overlying the proposed Don Sixto development site in late 2005 for US$78,000. The purchase agreement requires that the Company build two new houses for the prior landowners and grants them the right to reacquire the property upon completion of mining activities.

Results from Operations

The Company began 2009 with 50,200,423 common shares outstanding and ended the nine month period ending September 30, 2009 with 63,091,329 common shares outstanding. During the third quarter of 2009, the Company received net proceeds of $0.9 million and issued 465,000 common shares upon the exercise of options. The Company also received net proceeds of $0.3 million and issued 118,506 shares upon the exercise of warrants. Shares issued and proceeds received during the nine months ended September 30, 2009 are summarized below:

	Options Exercised	Warrants Exercised	Share Placement Financing	Share Placement Issue Costs	Total
Shares issued	697,400	118,506	12,075,000	-	12,890,906
Proceeds ($000’s)	$1,300	$285	$28,980	($2,311)*	$28,254
*excludes non cash issue costs of $824

As at November 12, 2009, the Company had 63,136,329 shares outstanding.

Summary of Financial Results

Selected Information

The Company’s interim consolidated financial statements for the third quarter ended September 30, 2009 (the “Interim Financial Statements”) have been prepared in accordance with Canadian generally accepted accounting principles and practices. The following selected financial information is taken from the Interim Financial Statements and the Company’s audited consolidated financial statements for the year ended December 31, 2008 and should be read in conjunction with those statements.

Third Quarter Ended September 30, 2009

The Company ended the third quarter with $32.0 million of cash and cash equivalents. The Company spent approximately $3.4 million in exploration costs excluding stock based compensation in the third quarter of 2009, mainly at its Cerro Moro Project. Caspiche drilling was suspended in May due to the onset of winter, however costs continued to be incurred throughout the quarter to analyze the results and to conduct additional studies including the inferred resource estimate. Exploration activities on its Cerro Moro project continued in the third quarter as the Company continued with its in-fill drilling program designed to better define the Escondida vein system. Stock based compensation expense of $1.5 million in the third quarter was primarily due to the granting of options and recognizing the expense associated with the vesting of certain stock options that were previously granted to employees and consultants and that were repriced in the first quarter of 2009.

Third Quarter Ended September 30, 2009 compared to the Second Quarter Ended June 30, 2009

The third quarter loss of $5.4 million is approximately $1.7 million less than the loss of $7.1 million that was incurred in the second quarter of 2009. This decrease is primarily due to reduced exploration expenses, which were about $1.3 million less in the third quarter than that of the second quarter. Mineral property expenditures were lower as activities on its Caspiche project are significantly reduced during the winter months and are typically concentrated on various studies and outstanding assay work. Administration costs and stock based compensation remained similar during both quarters.

Third Quarter 2009 Compared to Third Quarter 2008

In response to the economic downturn as a result of the credit crisis, the Company reviewed all its budgets and since the third quarter of 2008 most expenses have been reduced. In comparing the net loss, excluding stock based compensation of the two quarters, the third quarter of 2009 loss is $2.3 million less than the third quarter of 2008. Numerous administrative cuts have been made since the third quarter of 2008 and many contracts, including drilling contracts, were renegotiated resulting in the Company obtaining lower rates due to decreased demand in the wake of the credit crisis and thus in lower exploration costs based on a comparative level of activity.

In the third quarter 2009, the Company incurred an expense of $1.5 million for stock based compensation which is about $1.0 million more than the third quarter of 2008. This higher expense recognized in 2009 is primarily the result of stock based awards granted in July and September of 2009.

In the first quarters of both 2009 and 2008, the Company completed equity financings in which it raised $29.0 million and $35.0 million, respectively. At September 30, 2009 the Company had $32.0 million of cash and cash equivalents. The exercise of options and warrants in the quarter, resulted in the Company recognizing proceeds of $1.2 million.

The following is a summary of quarterly results taken from the Company’s unaudited quarterly consolidated financial statements:

	($000’s, except share data)
Three month period ended September 30,	2009	2008
Interest income	$135	$211
Mineral property exploration costs [1]	$3,418	$5,644
Stock-based compensation [2]	$1,464	$462
Loss	$5,391	$6,720
Basic and diluted loss per common share	$0.09	$0.14

1) excludes stock-based compensation cost allocated of $571,954 (2008: $178,107).

2) stock-based compensation costs have been allocated to administrative salaries and consulting, management compensation, directors’ fees, mineral property exploration expenditures and shareholder communications.

	(000's)
As at	September 30, 2009	December 31, 2008
Working capital	$30,575	$16,950
Total assets	$36,500	$23,497
Total liabilities	$2,170	$2,823
Share capital	$117,638	$89,356
Deficit	$(101,124)	$(80,504)

The following selected financial information is a summary of quarterly results taken from the Company’s unaudited quarterly consolidated financial statements:

Comparison to Prior Quarterly Periods

	($000’s, except for share data)
	2009		2008				2007
	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
Interest	135	142	111	157	211	259	79	106
Net loss and comprehensive loss, excluding stock-based compensation	3,927	5,601	5,070	6,124	6,258	6,000	5,664	3,867
Administration expenditures*	734	723	796	783	796	1,039	821	992
Mineral property exploration costs, excluding stock-based compensation	3,418	5,060	4,341	5,500	5,644	5,189	4,935	3,126
Stock-based compensation	1,464	1,510	3,048	806	462	3,099	230	437
Basic and diluted loss per common share	$0.09	$0.11	$0.15	$0.15	$0.14	$0.19	$0.14	$0.10

*Administration expenditures are calculated by removing interest, stock-based compensation, exploration costs, and the effect of the conversion of foreign currencies from the net loss.

Interest income was similar to that of the second quarter of 2009 and higher when compared to the first of quarter 2009, as cash obtained through the equity financing completed in February 2009 increased its ability to earn more interest with higher cash balances. However, the interest earned in the third quarter of 2009 is earned at a lower rate than what was earned throughout 2008 as interest rates fell to very low levels in the fourth quarter 2008 as a result of the economic downturn. The funds raised in February 2009 continue to be used to fund its drilling and exploration programs at Caspiche and Cerro Moro and for administrative expenditures.

Net loss and comprehensive loss per quarter, excluding stock-based compensation, has been lower throughout 2009 when compared to losses by quarter of 2008 as the Company significantly reduced spending as a result of the downturn in the economy to preserve cash balances and focus on its high priority projects. Although exploration activities are reduced during the South American winter, exploration expenditures on high priority projects, including Caspiche and Cerro Moro, have remained fairly consistent for the last eight quarters.

Stock-based compensation remained high in the third quarter as additional options were granted and some expense was recognized as a result of the vesting of options that were repriced in January 2009. Stock-based compensation has fluctuated quarter by quarter for a number of reasons. Stock based compensation expense of approximately $3.1 million in the second quarter of 2008 resulted from the vesting of options granted late in 2007 and early 2008 following approval at the Company’s 2008 Annual General Meeting in May 2008. Compensation expense later in 2008 was affected by increased volatility and lower share prices. During highly volatile times share prices fluctuate frequently and dramatically, which increases volatility, a component of the Black-Scholes pricing model.

Liquidity and Capital Resources

The Company’s cash and cash equivalents at September 30, 2009 totalled $32.0 million compared to $19.1 million at December 31, 2008 an increase of about $12.9 million which is the result of the Company completing a $29.0 million equity financing in February 2009 (see below for more details on this equity financing). The Company continues to utilize its cash resources to fund project exploration and administrative requirements. Aside from cash and cash equivalents, the Company has no material liquid assets. While the Company has successfully raised funds through past capital financings, the global credit crisis has resulted in a shortage of risk capital available to the junior resource industry. In response to the credit crisis, management reviewed all budgets and eliminated costs associated to non-priority projects and grass-roots stage initiatives. As a result of the cost saving initiatives implemented by the Company, staff and administration requirements were reduced resulting in significant staff reductions in 2008. The large retrenchment of staff in the fourth quarter of 2008 effectively reduced operational costs, especially in South America and should be maintained until the need for additional resources are required.

Management continues to evaluate and adjust its planned level of activities to ensure that adequate levels of working capital are maintained. The future availability of funding will affect the planned activity levels at the Caspiche and Cerro Moro projects and expenditures will be adjusted to match available funding.

In March 2009 the Company completed a bought deal equity financing in which it sold 12,075,000 shares (including an overallotment option of 15%) at a price of $2.40 per share to raise gross proceeds of $29.0 million. The offering closed on February 26, 2009. As consideration to the underwriters, the Company paid the underwriters a cash fee in an amount equal to six and one half percent (6.5%) of the gross proceeds received by the Company from the offering. The Company also issued to the underwriters 784,875 non-transferable warrants (the “Agent’s Warrants”) constituting six and one-half percent (6.5%) of the aggregate number of shares sold pursuant to the offering. Each Agent Warrant will be exercisable for a period of twelve (12) months at the offering price of $2.40.

The Company intends to continue using the net proceeds of the offering for exploration and development of the Company’s properties in Argentina and Chile, with specific focus on Caspiche and Cerro Moro, and for general corporate purposes.

The Company has no loans or bank debt and there are no restrictions on the use of its cash resources. The Company has not issued any dividends and management does not expect this will change in the near future.

Currently held funds will continue to be used for planned exploration programs and for general corporate purposes. Outlined in the “Use of Proceeds” section of the Short Form Prospectus filed on February 19, 2009, approximately $20.2 million was allocated to be spent on the Caspiche project and about $10.4 million on the Cerro Moro project. As of September 30, 2009, the Company had spent approximately $4.9 million at Caspiche and about $5.4 million at Cerro Moro.

Financial Instruments

The Company’s activities potentially expose it to a variety of financial risks, including credit risk, foreign exchange risk (currency), liquidity and interest rate risk.

Credit risk is the risk that one party to a financial instrument, will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company deposits the majority of its cash and cash equivalents with high credit quality financial institutions in Canada and holds balances in banks in Argentina and Chile as required to meet current expenditures.

The Company operates in a number of countries, including Canada, Argentina and Chile, and it is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency. However, the Company does not typically hold large cash balances in Argentina and Chile and tries to reduce the effects of foreign exchange risk by sending amounts to its foreign operations when such funds are required to meet expenditures.

The Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are held in several currencies (mainly Canadian Dollars, US Dollars, Australian Dollars, Argentine Pesos and Chilean Pesos) and are therefore subject to fluctuation against the Canadian Dollar.

The Company had the following balances in foreign currency as at September 30, 2009:

	Argentine Pesos (in thousands)	Chilean Pesos (in thousands)	US Dollars (in thousands)	Australian Dollars (in thousands)
Cash and cash equivalents	1,543	81,657	386	-
Amounts receivable	383	58,771	-	-
Accounts payable and accrued liabilities	(5,044)	(61,229)	-	(243)
Net balance	(3,118)	79,199	386	(243)
Equivalent in Canadian Dollars	(869)	154	412	(233)
Rate to convert to $1.00 CDN	0.2787	0.00195	1.068	0.9608

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Current financial assets and financial liabilities are generally not exposed to significant interest rate risk because of their short-term maturity.

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by carefully monitoring all expenditures, by periodically raising equity funding and by closely controlling available cash and cash equivalent balances.

Contractual Obligations

The Company leases offices in Vancouver, Argentina and Chile and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant.

Commitments, mainly for rental of office and operating facilities, and access agreements are as follows:

		Payments Due by Year ($000’s)
	Total	2009	2010 – 2011
Office leases	$ 157	$ 27	$ 130
Property access agreements	159	21	138
Total	$ 316	$ 48	$ 268

In addition, the Company has agreed to build two houses for the original owners of the Don Sixto property at an estimated cost of approximately $75,000.

Related Party Transactions

Amounts due to related parties of $58,500 at September 30, 2009 (December 31, 2008: $278,301) is for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business.

During the nine months ended September 30, 2009 a total of $1,060,206 (September 30, 2008: $1,268,668) was paid to or accrued for related party transactions as described below.

a)

Exploration and consulting fees totalling $370,000 which includes a bonus of $100,000 (2008: $270,000) were paid or accrued to Rowen Company Ltd (“Rowen”). The Company’s President and CEO, Mr. Roxburgh, is a principal of Rowen. The Company has entered into a 2 year agreement with Rowen for the provision of Mr. Roxburgh’s services.

b)

Exploration fees of $192,024 (2008: $206,536) were paid or accrued to J. Perkins and Associates Pty Ltd., a corporation controlled by Mr. Perkins, the Company’s Vice-President, Exploration and Development.

c)

Management fees of $238,182 which includes a bonus of $100,000 (2008: $120,000) were paid or accrued to Canaust Resource Consultants Ltd (“Canaust”) a corporation controlled by Mr. Simpson, the Chairman of the Company. The Company has entered into a 2 year agreement with Canaust for the provision of Mr. Simpson’s services.

d)

Management fees of $260,000 which includes a bonus of $100,000 (2008: $211,250) were paid or accrued to 667060 BC Ltd (“667060”), a corporation controlled by Mr. Bond, the Chief Financial Officer of the Company. The Company has entered into a 2 year agreement with 667060 for the provision of Mr. Bond’s services.

During the nine months ended September 30, 2009 the Company received $35,000 (2008 $Nil) for administrative support fees from a corporation with common directors.

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties.

Subsequent Event

Subsequent to September 30, 2009, the Company entered into a syndicated overnight marketed public offering in which it has offered to sell up to 9,832,500 shares (including an overallotment option of 15%) at a price of $5.85 per share to raise gross proceeds of $57.5 million. The offering is expected to close in late November 2009. As consideration to the underwriters, the Company has agreed to pay a cash fee in an amount equal to five percent (5.0%) of the gross proceeds received by the Company from the offering. The Company has also agreed to issue to the underwriters non-transferable warrants (“Underwriters’ Warrants”) constituting three percent (3.0%) of the aggregate number of shares sold pursuant to the offering. Each Underwriters’ Warrant will be exercisable for a period of twelve (12) months at a price of $6.00.

The Company intends to use the net proceeds of the offering for exploration and development of the Company’s properties in Argentina and Chile, with specific focus on Caspiche and Cerro Moro, and for general corporate purposes.

Outlook

For the remainder of 2009, the Company plans to continue its exploration and drilling programs at the Caspiche project in the Maricunga region, Chile and Cerro Moro in Santa Cruz, Argentina. The Company continues to monitor its spending and will amend its plans and budgets based on exploration results and expectations of being able to raise financing as and when required. The Company plans to release an updated NI 43-101 resources estimate for Cerro Moro in the second quarter of 2010.

The Company is continuing its constitutional challenge in Mendoza province to have the anti-mining legislation amended. In addition, the Company continues working with all levels of government, industry and unions to demonstrate that the Don Sixto project, if viable, could be developed responsibly and that it would provide important economic and social benefits to the community and the Province.

Except for limited expenditures on some of the other CVSA Properties, exploration campaigns have been postponed on the Company’s non-primary properties, while it focuses on advancing Caspiche and Cerro Moro. Future exploration on these properties is, however, contingent on a more favourable long term economic outlook and the ability to engage additional qualified geologists and personnel and to raise additional funding.

Proposed Transactions

The Company continues to evaluate new property acquisitions. Should it enter into agreements on new properties it may be required to make cash payments and complete work expenditure commitments under those agreements.

Critical Accounting Estimates and Policies

The Company’s accounting policies are discussed in detail in its audited consolidated annual financial statements for the year ended December 31, 2008; however, accounting policies require the application of management’s judgement in respect of the following relevant matters:

.

(i)

use of estimates – the preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of estimates include accrued liabilities, the determination of the assumptions used in the calculation of stock-based compensation expense and the valuation allowance for future income tax assets. Actual results could differ from those estimates used in the financial statements

(ii)

mineral property costs – the Company regularly reviews the carrying value of each mineral property for conditions that suggest impairment. This review requires significant judgement where the Company does not have any proven or probable reserves that would enable an estimate of future cash flows to be compared to the carrying values. Factors considered in the assessment of impairment include, but are not limited to, whether there has been a significant decrease in market price of the property; whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and whether the Company has funds to be able to maintain its interest in the mineral property; and

(iii)

stock-based compensation – the Company provides additional compensation benefits to its employees, directors, officers and consultants through a stock-based compensation plan. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatility is based on historical volatility of the stock. The Company utilizes historical data to estimate the expected option term for input into the valuation model. The risk-free rate for the expected term of the applicable option is based on the Government of Canada yield curve in effect at the time of the grant.

Actual results may differ materially from those estimates based on these assumptions.

Changes in Accounting Policies and New Accounting Developments

Goodwill and Intangible Assets, Section 3064

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which replaced Section 3062, “Goodwill and Other Intangible Assets”. The new Section establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new Section also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The Company adopted the new standard effective January 1, 2009 and there was no significant impact on the financial statements.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA issued EIC 173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. This EIC provides guidance on the impact of equity and counterparty credit risk when determining the fair value of financial assets and liabilities including derivative instruments. The Company adopted this EIC effective January 1, 2009. The adoption of the EIC did not have a significant impact on the Company’s financial statements.

Mining Exploration Costs

In March 2009, the CICA issued EIC 174 “Mining Exploration Costs”. This EIC provides guidance on accounting for and impairment of exploration costs. The Company adopted this EIC effective March 1, 2009. As the Company’s policy is to expense early stage exploration expenditures, application of this EIC does not have an impact on the financial statements.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. IFRS is applicable for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for the year ended December 31, 2010.

Management has put together a plan to initiate the early stages of the IFRS transition process in 2009. The first stage is for management and the accounting department to be introduced to IFRS. Thus far, activities in the introduction stage have included participation in IFRS workshops run by various experts including large accounting and auditing firms. The Company has also purchased an IFRS handbook and transition textbooks. This early initiative also includes identifying potential third party IFRS consultants to aid in the process. Currently, a number of IFRS transition companies and service providers are offering programs to aid companies, similar to Exeter, in the transition to IFRS, and management is in the process of reviewing a number of potential providers and their associated costs. These consultants have programs that are all encompassing and would provide management with project management advice on such key topics as general IFRS accounting policy differences, information technology requirements, disclosure and internal control differences.

Management’s Responsibility for the Financial Statements

The audit committee is responsible for reviewing the contents of this document along with the interim quarterly financial statements to ensure the reliability and timeliness of the Company’s disclosure while providing another level of review for accuracy and oversight.

There have been no changes in the Company’s disclosure controls and procedures during the three months ended September 30, 2009.

Internal Control over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the accounting principles under which the Corporation’s financial statements are prepared. As required under Multilateral Instrument 52-109, management advises that there have been no changes in the Corporation’s internal control over financial reporting that occurred during the most recent interim period, being the three months ended September 30, 2009, that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

Risks

The Company relies on equity financings to fund its activities. While it has been successful in the past, the global credit crisis has resulted in a shortage of risk capital and there is no guarantee that the Company will be successful in raising funds through these means in the future.

The Company is subject to substantial environmental requirements which could cause a restriction or suspension of certain operations. The current and anticipated future operations of the Company require permits from various governmental authorities and such operations are and will be governed by laws and regulations governing various elements of the mining industry. The Company’s exploration activities in Argentina and Chile are subject to various Federal, Provincial and local laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company to obtain permits from various governmental agencies.

During the third quarter 2007, Exeter ceased all exploration activities at the Don Sixto Project following the anti-mining legislation which was passed by the Mendoza Provincial Government. The legislation, introduced in September 2007, effectively precludes the development of some mining projects in Mendoza Province, as certain chemicals traditionally used in the mining process were banned. The Company has filed an action in the Mendoza Supreme Court to have this anti-mining legislation declared unconstitutional. Should the Company not be successful in its constitutional challenge or the anti-mining legislation not be amended, the carrying value of the Don Sixto project may not be recoverable requiring the Company to write-off its entire investment of $3.2 million.

The exploration and development of mineral deposits involve significant risks which careful evaluation, experience and knowledge may not, in some cases, fully mitigate. The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations all have an impact on the economic viability of a mineral deposit.

The marketability of minerals is affected by numerous factors beyond the control of the Company. These factors include, but are not limited to, market fluctuations, government regulations relating to prices, taxes and royalties, allowable production, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the profitability of all future production and threaten the continuation of a particular project or operations altogether.

The Company has no production of minerals and its properties are all currently at the exploration stage. There is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties, and substantial additional work will be required in order to determine the presence of any such deposit.

Although the Company can conduct exploration on most of its properties year-round, exploration on some of its Patagonia properties and properties at higher altitude in Chile and Argentina is difficult during the winter months of May to October.

Risk factors are more fully described in the Company’s Annual Information Form attached as an exhibit to the Annual Report on Form 40-F for the year ended December 31, 2008, and subsequent filings with the SEC. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml

Additional Information

Additional information regarding Exeter, including Exeter’s Annual Information Form for the year ended December 31, 2008, is available on SEDAR at www.sedar.com.

EXHIBIT 99.3

Form 52-109F2
Certification of Interim Filings

I, Bryce Roxburgh, Chief Executive Officer of Exeter Resource Corporation, certify the following:

1. *Review:* I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of Exeter Resource Corporation (the "issuer") for the interim period ended September 30, 2009.

2. *No misrepresentations:* Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. *Fair presentation:* Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. *Responsibility:* The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings,* for the issuer.

5. *Design:* Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

   (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

      (i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

      (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 *Control framework:* The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is COSO.

5.2 N/A

5.3 N/A

6. ***Reporting changes in ICFR:*** The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on July 1, 2009 and ended on September 30, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: November 13, 2009

"Bryce Roxburgh"

____

Bryce Roxburgh
Chief Executive Officer

2

EXHIBIT 99.4

Form 52-109F2
Certification of Interim Filings

I, Cecil Bond, Chief Financial Officer of Exeter Resource Corporation, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of Exeter Resource Corporation (the "issuer") for the interim period ended September 30, 2009.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. ***Responsibility:*** The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings,* for the issuer.

5. ***Design:*** Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

   (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

      (i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

      (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 ***Control framework:*** The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is COSO.

5.2 **N/A**

5.3 **N/A**

6. ***Reporting changes in ICFR:*** The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on July 1, 2009 and ended on September 30, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: November 13, 2009

"Cecil Bond"

____

Cecil Bond
Chief Financial Officer

2